Exhibit 99.1

TSX: CCO	website: cameco.com
NYSE: CCJ	currency: Cdn (unless noted)

2121 – 11th Street West, Saskatoon, Saskatchewan, S7M 1J3 Canada

Tel: 306-956-6200 Fax: 306-956-6201

Cameco announces second quarter results; gross profit benefitting from transition to tier-one run rate; full-year revenue outlook increased driven by improving market fundamentals; uranium market is moving toward replacement-rate contracting

Saskatoon, Saskatchewan, Canada, August 2, 2023

Cameco (TSX: CCO; NYSE: CCJ) today reported its consolidated financial and operating results for the second quarter ended June 30, 2023, in accordance with International Financial Reporting Standards (IFRS).

“Our financial performance, which reflects the expected quarterly variation in our contract deliveries this year, is benefitting from our strategic decisions, with gross profit improving as we transition to our tier-one run rate. The significant momentum seen in the nuclear energy industry and the heightened supply risk caused by geopolitical developments are translating into increased opportunities for Cameco. As a result, for 2023, we have increased our consolidated revenue outlook, which is primarily driven by higher expected average realized prices under our contract portfolio and increased deliveries in our uranium segment,” said Tim Gitzel, Cameco’s president and CEO.

“All over the world, government policies and corporate decisions are being followed up with proposals, commitments, and actions to support the nuclear fuel cycle and re-energize nuclear power as a fundamental source of clean, secure and low-cost energy. We are seeing improving market fundamentals with prices for uranium rising, and UF6 conversion prices hitting new record-highs.

“With over 118 million pounds of long-term contracting industry wide so far this year, we are happy to say that we believe there is clear evidence that the broader uranium market is moving toward replacement-rate contracting. Based on the rate of contracting seen year-to-date, we expect industry long-term contracting volumes in 2023 to exceed those in each of the last 10 years. We believe this is a good indication that a new long-term contracting cycle is underway.

“The improving fundamentals are creating increased interest from the investment community. In addition to seeing interest from our traditional resource investors, Cameco is seeing interest from energy investors, clean energy investors, infrastructure investors and generalists. We believe this increased interest reflects the recognition that Cameco is a proven reliable nuclear fuel supplier that supplements tier-one mining assets with critical fuel service capabilities, and it is an endorsement of our strategy to capture full-cycle value.

“We continue to be disciplined in our production decisions, selectively committing our unencumbered, in-ground uranium inventory and UF6 conversion capacity under long-term contracts to help maintain additional exposure to future improvements in the market. If we took advantage of all our tier-one expansion opportunities, our annual share of tier-one uranium supply could be about 32 million pounds.

“We are a responsible, commercial supplier with a strong balance sheet, long-lived, tier-one assets, and a proven operating track record, and are returning to our tier-one cost structure. We are invested across the nuclear fuel cycle, and are looking forward to closing the Westinghouse acquisition with our partner Brookfield Renewable Partners, which we expect will occur later this year. We will continue to do what we said we would do, executing on our strategy, and, consistent with our values, we will do so in a manner we believe will make our business sustainable over the long-term.”

•

Q2 net earnings of $14 million; adjusted net losses of $3 million: Results reflect normal quarterly variations in contract deliveries, which were expected to be lower than in the second quarter of 2022. Despite lower deliveries and higher unit costs in our uranium segment, gross profit improved due to a higher average realized price as our market-related contracts benefitted from increases in the uranium spot price relative to a year ago. However, unrealized losses on our US dollar cash balances, reflected in the $44 million of reported foreign exchange losses for the quarter, contributed to lower net earnings and adjusted net earnings compared to in the same period of 2022. We must treat our foreign currency cash balances as though they are converted to Canadian dollars at the exchange rate at the end of the quarter. The unrealized losses in the quarter were primarily due to higher-than-normal US dollar cash balances, being held for the pending acquisition of Westinghouse, and a strengthened Canadian dollar relative to at the end of the first quarter. We do not adjust net earnings for these losses. Adjusted net earnings is a non-IFRS measure, see page 4.

•

Strong performance in the uranium and fuel services segments and improving 2023 consolidated revenue outlook: Results for the first six months of the year reflect the impact of higher sales volumes and average realized prices in both the uranium and fuel services segments under our long-term contract portfolio. In our uranium segment we have delivered 15.2 million pounds, in line with the delivery pattern disclosed in our annual MD&A, at an average realized price 11% higher than in the same period last year. In our fuel services segment, sales were 12% higher than in the first six months of 2022 and at an average realized price 5% higher. With improving market fundamentals, for 2023 we have increased our consolidated revenue outlook to between $2.4 billion and $2.5 billion (previously $2.2 billion and $2.4 billion), which is primarily driven by higher expected average realized prices under our contract portfolio and increased deliveries in our uranium segment. In addition, we have updated our outlook for direct administrative costs, uranium purchases and average unit cost of sales. See Outlook for 2023 in our second quarter MD&A for more information.

•

Long-term contracting success continues while maintaining exposure to higher prices: As of June 30, 2023, we had long-term contracting commitments requiring annual delivery of an average of 28 million pounds over the next five years compared to 26 million at the end of March due to the inclusion of volumes under contracts previously accepted that are now finalized. We also have contracts in our uranium and fuel services segments that span more than decade, and in our uranium segment, many of those contracts benefit from market-related pricing mechanisms. In addition, we have a large and growing pipeline of business under discussion, which we expect will help further build our long-term contract portfolio.

•

JV Inkai shipments: The first shipment of our share of Inkai’s 2023 production, which has been delayed, is expected to begin transit in the third quarter. The geopolitical situation continues to cause transportation risks in the region. We continue to work closely with JV Inkai and our joint venture partner, Kazatomprom, to receive our share of production via the Trans-Caspian International Transport Route, which does not rely on Russian rail lines or ports. We could experience further delays to our expected Inkai deliveries this year if transportation using this shipping route takes longer than anticipated. To mitigate the risk of delays, we have inventory, long-term purchase agreements and loan arrangements in place we can draw on. Depending on when we receive the shipment of our share of Inkai’s production, our share of earnings from this equity-accounted investee and the timing of the receipt of our share of dividends from the joint venture may be impacted.

•

Canada Revenue Agency (CRA) tax dispute: In March, CRA issued revised reassessments for the 2007 through 2013 tax years, which resulted in a refund of $297 million of the $780 million in cash and letters of credit held by CRA at the time. The refund consisted of cash in the amount of $86 million and letters of credit in the amount of $211 million, which were returned in the second quarter. See Transfer pricing dispute in our second quarter MD&A for more information.

•

Strong balance sheet: As of June 30, 2023, we had $ 2.5 billion in cash and cash equivalents and short-term investments and $1.0 billion in total debt. In addition, we have a $1.0 billion undrawn credit facility which matures October 1, 2026.

Consolidated financial results

	THREE MONTHS			SIX MONTHS
HIGHLIGHTS	ENDED JUNE 30			ENDED JUNE 30
($ MILLIONS EXCEPT WHERE INDICATED)	2023	2022	CHANGE	2023	2022	CHANGE
Revenue	482	558	(14)%	1,169	956	22%
Gross profit	110	93	18%	277	143	94%
Net earnings attributable to equity holders	14	84	(83)%	133	124	7%
$ per common share (basic)	0.03	0.21	(86)%	0.31	0.31	—
$ per common share (diluted)	0.03	0.21	(86)%	0.31	0.31	—
Adjusted net earnings (losses) (non-IFRS, see page 4)	(3)	72	>(100)%	112	89	26%
$ per common share (adjusted and diluted)	(0.01)	0.18	>(100)%	0.26	0.22	18%
Cash provided by operations (after working capital changes)	87	102	(15)%	302	274	10%

The financial information presented for the three months and six months ended June 30, 2022 and June 30, 2023, is unaudited.

NET EARNINGS

The following table shows what contributed to the change in net earnings (losses) and adjusted net earnings (non-IFRS measure, see page 4) in the second quarter and first six months of 2023, compared to the same periods in 2022.

		THREE MONTHS		SIX MONTHS
		ENDED JUNE 30		ENDED JUNE 30
	($ MILLIONS)	IFRS	ADJUSTED	IFRS	ADJUSTED
	Net earnings—2022	84	72	124	89
	Change in gross profit by segment
(We calculate gross profit by deducting from revenue the cost of products and services sold, and depreciation and amortization (D&A), net of hedging benefits)
Uranium	Impact from sales volume changes	(15)	(15)	10	10
	Higher realized prices ($US)	22	22	36	36
	Foreign exchange impact on realized prices	24	24	56	56
	Lower (higher) costs	(13)	(13)	30	30
	Change – uranium	18	18	132	132
Fuel services	Impact from sales volume changes	5	5	8	8
	Higher realized prices ($Cdn)	2	2	10	10
	Higher costs	(8)	(8)	(15)	(15)
	Change – fuel services	(1)	(1)	3	3
	Other changes
	Higher administration expenditures	(33)	(33)	(39)	(39)
	Higher exploration expenditures	(2)	(2)	(5)	(5)
	Change in reclamation provisions	(29)	(2)	(47)	(3)
	Lower earnings from equity-accounted investee	(19)	(19)	(6)	(6)
	Change in gains or losses on derivatives	57	(9)	49	(12)
	Change in foreign exchange gains or losses	(65)	(65)	(63)	(63)
	Higher finance income	27	27	53	53
	Bargain purchase gain on CLJV ownership interest increase	(23)	—	(23)	—
	Change in income tax recovery or expense	4	15	(34)	(26)
	Other	(4)	(4)	(11)	(11)
	Net earnings (losses)—2023	14	(3)	133	112

Non-IFRS measures

ADJUSTED NET EARNINGS

Adjusted net earnings (ANE) is a measure that does not have a standardized meaning or a consistent basis of calculation under IFRS (non-IFRS measure). We use this measure as a meaningful way to compare our financial performance from period to period. Adjusted net earnings is our net earnings attributable to equity holders, adjusted to reflect the underlying financial performance for the reporting period. We believe that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate our performance. Adjusted net earnings is one of the targets that we measure to form the basis for a portion of annual employee and executive compensation (see Measuring our results in our 2022 annual MD&A).

In calculating ANE we adjust for derivatives. We do not use hedge accounting under IFRS and, therefore, we are required to report gains and losses on all hedging activity, both for contracts that close in the period and those that remain outstanding at the end of the period. For the contracts that remain outstanding, we must treat them as though they were settled at the end of the reporting period (mark-to-market). However, we do not believe the gains and losses that we are required to report under IFRS appropriately reflect the intent of our hedging activities, so we make adjustments in calculating our ANE to better reflect the impact of our hedging program in the applicable reporting period. See Foreign exchange in our 2022 annual MD&A for more information.

We also adjust for changes to our reclamation provisions that flow directly through earnings. Every quarter we are required to update the reclamation provisions for all operations based on new cash flow estimates, discount and inflation rates. This normally results in an adjustment to an asset retirement obligation asset in addition to the provision balance. When the assets of an operation have been written off due to an impairment, as is the case with our Rabbit Lake and US ISR operations, the adjustment is recorded directly to the statement of earnings as “other operating expense (income)”. See note 9 of our interim financial statements for more information. This amount has been excluded from our ANE measure.

The bargain purchase gain that was recognized when we acquired our pro-rata share of Idemitsu Canada Resources Ltd.’s 7.875% participating interest in the Cigar Lake Joint Venture has also been removed in calculating ANE since it is non-cash, non-operating and outside of the normal course of our business. The gain was recorded in the statement of earnings as part of “other income (expense)”.

Adjusted net earnings is a non-IFRS financial measure and should not be considered in isolation or as a substitute for financial information prepared according to accounting standards. Other companies may calculate this measure differently, so you may not be able to make a direct comparison to similar measures presented by other companies.

The following table reconciles adjusted net earnings with net earnings for the second quarter and first six months of 2023 and compares it to the same periods in 2022.

	THREE MONTHS		SIX MONTHS
	ENDED JUNE 30		ENDED JUNE 30
($ MILLIONS)	2023	2022	2023	2022
Net earnings attributable to equity holders	14	84	133	124
Adjustments
Adjustments on derivatives	(35)	31	(41)	20
Adjustment to other operating expense (income)	8	(19)	6	(38)
Adjustment to other income (expense)	—	(23)	—	(23)
Income taxes on adjustments	10	(1)	14	6
Adjusted net earnings (losses)	(3)	72	112	89

Selected segmented highlights

					THREE MONTHS			SIX MONTHS
					ENDED JUNE 30			ENDED JUNE 30
HIGHLIGHTS					2023	2022	CHANGE	2023	2022	CHANGE
Uranium	Production volume (million lbs)				4.4	2.8	57%	8.8	4.7	87%
	Sales volume (million lbs)				5.5	7.6	(28)%	15.2	13.5	13%
	Average realized price[1]	($	US/lb	)	49.41	46.30	7%	46.81	44.97	4%
		($	Cdn/lb	)	67.05	58.74	14%	63.17	57.14	11%
	Revenue ($ millions)				368	447	(18)%	963	770	25%
	Gross profit ($ millions)				72	54	33%	210	78	>100%
Fuel services	Production volume (million kgU)				3.4	3.7	(8)%	7.6	7.8	(3)%
	Sales volume (million kgU)				3.2	2.8	14%	5.6	5.0	12%
	Average realized price [2]	($	Cdn/kgU	)	35.63	35.09	2%	36.51	34.83	5%
	Revenue ($ millions)				113	99	14%	206	175	18%
	Gross profit ($ millions)				39	40	(3)%	70	67	4%

[1]	Uranium average realized price is calculated as the revenue from sales of uranium concentrate, transportation and storage fees divided by the volume of uranium concentrates sold.
[2]

Fuel services average realized price is calculated as revenue from the sale of conversion and fabrication services, including fuel bundles and reactor components, transportation and storage fees divided by the volumes sold.

Board of directors’ update

Cameco’s board of directors has appointed Chief Tammy Cook-Searson and Dominique Minière as board members effective September 1, 2023.

Cook-Searson currently serves as Chief of the Lac La Ronge Indian Band and is the President of Kitsaki Management Limited Partnership, the entity that manages the Band’s economic development activities. She was the Band’s first female Chief when she was elected in 2005. Prior to being elected Chief, Cook-Searson had served on the Band’s council since 1997. She currently sits on the boards of Prince Albert Grand Council, Federation of Sovereign Indigenous Nations, Saskatoon Airport Authority, Saskatchewan Indian Gaming Authority, and the Assembly of First Nations. She holds a graduate diploma in management and is completing her Master of Business Administration with Athabasca University. She also holds honorary degrees from the University of Regina and the Saskatchewan Indian Institute of Technologies. Cook-Searson will serve on Cameco’s safety, health and environment committee and technical committee upon her appointment as a director.

Minière is the retired Executive Vice President in charge of new nuclear and international development of Ontario Power Generation. Prior to that role, he served as Executive Vice President and Chief Strategy Officer at Ontario Power Generation and as Chief Operating Officer of Electricité de France. Minière serves on the boards of Holtec International Inc., Ortec Group, a French services company involved in services and engineering, and Engineering Planning and Management, Inc. a US engineering company. He holds an engineering degree from the Ecole des Mines de Paris. Minière will serve on Cameco’s human resources and compensation committee, safety, health and environment committee and technical committee upon his appointment as a director.

Management’s discussion and analysis (MD&A) and financial statements

The second quarter MD&A and unaudited condensed consolidated interim financial statements provide a detailed explanation of our operating results for the three and six months ended June 30, 2023, as compared to the same periods last year. This news release should be read in conjunction with these documents, as well as our audited consolidated financial statements and notes for the year ended December 31, 2022, first quarter and annual MD&A, and our most recent annual information form, all of which are available on our website at cameco.com, on SEDAR+ at sedarplus.ca, and on EDGAR at sec.gov/edgar.shtml.

Qualified persons

The technical and scientific information discussed in this document for our material properties McArthur River/Key Lake, Cigar Lake and Inkai was approved by the following individuals who are qualified persons for the purposes of NI 43-101:

MCARTHUR RIVER/KEY LAKE	CIGAR LAKE
• Greg Murdock, general manager, McArthur River, Cameco	• Lloyd Rowson, general manager, Cigar Lake, Cameco
• Daley McIntyre, general manager, Key Lake, Cameco
INKAI
• Sergey Ivanov, deputy director general, technical services, Cameco Kazakhstan LLP

Caution about forward-looking information

This news release includes statements and information about our expectations for the future, which we refer to as forward-looking information. Forward-looking information is based on our current views, which can change significantly, and actual results and events may be significantly different from what we currently expect.

Examples of forward-looking information in this news release include: our views regarding momentum in the nuclear industry and heightened supply risk translating into increased opportunities for Cameco; our expectations regarding higher average realized prices under our contract portfolio and increased deliveries in our uranium segment; our assessment that market fundamentals are improving and that the uranium market is moving toward replacement-rate contracting; our expectations regarding industry long-term contracting volumes in 2023 and that a new long-term contracting cycle is underway; our expectation that our production decisions will help us maintain additional exposure to future market improvements, and our potential share of tier-one uranium supply; the expected timing of the closing of the Westinghouse acquisition; our plans to continue executing on our strategy in a manner to make our business sustainable over the long-term; our consolidated revenue outlook for 2023 and the updating of our outlook for direct administrative costs, uranium purchases and average unit cost of sales; our expectation that our large and growing pipeline of business will further build our long-term contract portfolio; the expected timing for the first shipment of our 2023 share of Inkai’s production to begin transit and the possibility of further delays in expected Inkai deliveries this year; that we have inventory, long-term purchase agreements and loan arrangements in place that we can draw upon to mitigate the risk of delay in Inkai deliveries; the addition of new board members effective September 1, 2023 and the committees on which they will serve; and the expected date for announcement of our 2023 third quarter results.

Material risks that could lead to different results include: unexpected changes in uranium supply, demand, long-term contracting, and prices; changes in consumer demand for nuclear power and uranium as a result of changing societal views and objectives regarding nuclear power, electrification and decarbonization; the risk that our views regarding nuclear power, its growth profile, and benefits, may prove to be incorrect; the risk that we may not be able to achieve planned production levels within the expected timeframes, or that the costs involved in doing so exceed our expectations; the risk that the production levels at Inkai may not be at expected levels or that it may not be able to deliver its production; the risk that we may not be able to meet sales commitments for any reason; the risk that the Westinghouse acquisition may be delayed or may not be completed on the terms in the acquisition agreement or at all; the risks to our business associated with potential production disruptions, including those related to global supply chain disruptions, global economic uncertainty, political volatility, labour relations issues, and operating risks; the risk that we may not be able to implement our business objectives in a manner consistent with our environmental, social, governance and other values; the risk that the strategy we are pursuing may prove unsuccessful, or that we may not be able to execute it successfully; the risk that our newly-appointed directors may not begin to serve on our board or committees when expected; and the risk that we may be delayed in announcing our future financial results.

In presenting the forward-looking information, we have made material assumptions which may prove incorrect about: uranium demand, supply, consumption, long-term contracting, growth in the demand for and global public acceptance of nuclear energy, and prices; our production, purchases, sales, deliveries and costs; the market conditions and other factors upon which we have based our future plans and forecasts; our contract pipeline discussions; our ability to mitigate adverse consequences of delays in the shipment of our share of Inkai production; the success of our plans and strategies, including planned production; the expected timing of the closing of the Westinghouse acquisition; the absence of new and adverse government regulations, policies or decisions; that there will not be any significant adverse consequences to our business resulting from production disruptions, including those relating to supply disruptions, economic or political uncertainty and volatility, labour relation issues, and operating risks; the ability of our newly-appointed directors to begin service on our board and committees when expected; and our ability to announce future financial results when expected.

Please also review the discussion in our 2022 annual MD&A and most recent annual information form for other material risks that could cause actual results to differ significantly from our current expectations, and other material assumptions we have made. Forward-looking information is designed to help you understand management’s current views of our near-term and longer-term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

Conference call

We invite you to join our second quarter conference call on Wednesday, August 2, 2023, at 8:00 a.m. Eastern.

The call will be open to all investors and the media. To join the call, please dial (800) 319-4610 (Canada and US) or (604) 638-5340. An operator will put your call through. The slides and a live webcast of the conference call will be available from a link at cameco.com. See the link on our home page on the day of the call.

A recorded version of the proceedings will be available:

•	on our website, cameco.com, shortly after the call

•	on post view until midnight, Eastern, September 2, 2023, by calling (800) 319-6413 (Canada and US) or (604) 638-9010 (Passcode 0267)

2023 third quarter report release date

We plan to announce our 2023 third quarter results before markets open on October 31, 2023.

Profile

Cameco is one of the largest global providers of the uranium fuel needed to energize a clean-air world. Our competitive position is based on our controlling ownership of the world’s largest high-grade reserves and low-cost operations. Utilities around the world rely on our nuclear fuel products to generate safe, reliable, carbon-free nuclear power. Our shares trade on the Toronto and New York stock exchanges. Our head office is in Saskatoon, Saskatchewan.

As used in this news release, the terms we, us, our, the Company and Cameco mean Cameco Corporation and its subsidiaries unless otherwise indicated.

- End –

Investor inquiries:

Rachelle Girard

306-956-6403

rachelle_girard@cameco.com

Media inquiries:

Veronica Baker

306-385-5541

veronica_baker@cameco.com